Exhibit 99.1

Chi-Med to Announce 2020 Final Results

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, February 3, 2021: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) will be announcing its final results for the year ended December 31, 2020 on Thursday, March 4, 2021 at 12:00 noon Greenwich Mean Time (GMT) / 8:00 pm Hong Kong Time (HKT) / 7:00 am Eastern Standard Time (EST).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by Chi-Med management.

The conference call and audio webcast will take place at 1:00 pm GMT / 9:00 pm HKT / 8:00 am EST on Thursday, March 4, 2021 and will be webcast live via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website.  A replay will also be available on the website shortly after the event.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500